January 30, 15

Ms. Liz Walsh

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Phone Number: (202) 551-3696

Re:	Principal Solar, Inc.
Registration Statement on Form S-1
File No. 333-193058

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 3:00 p.m. Eastern Standard Time, Tuesday, February 3, 2015, or as soon thereafter as practicable.

Additionally, Principal Solar, Inc. (the "Company") acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

David N. Pilotte
Chief Financial Officer

2700 Fairmont Street, Dallas, Texas 75201

Ph. 855.774.7799 • Fax: 855.774.7799